EXPLANATION OF RESPONSES
(1)
On October 13, 2020, upon the closing of a public offering of the Issuer’s common stock by certain selling shareholders and the underwriters’ exercise of the over-allotment option granted in connection with the underwritten offering, Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., and Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. sold an aggregate amount of 4,814,802 shares of common stock, for a price per share of $72. The price per share does not reflect underwriter discounts or fees.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(3)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.